EXHIBIT 4.14

COMMERZBANK

Commerzbank AG, Domstr. 18, 20095 Hamburg / Germany Paragon Shipping Inc. Attn: Mr. Robert Perri & Mr. Michael Bodouroglou 15, Karamanli Avenue GR 166 73 Voula, Athens GREECE	CoC Global Shipping Carlo Glaeser Postal address: Domstr. 18, 20095 Hamburg / Germany Telephone +49 40 37699 652 Fax +49 40 37699 649 carlo.glaeser©commerzbank.com

1 August 2011

Credit Facility dated 29th November 2007 (as amended and supplemented from time to time) — Waiver of Asset Cover Ratio Covenant

Dear Michael, Dear Robert,

We refer to our previous discussions and correspondence with regard to your waiver request with regard to the Asset Cover Ratio Covenant wherein we have been asked to waive the said Covenant of Cl. 15.1 in its current form for the closed 2nd quarter 2011. We would like to outline the basis on which terms & conditions an approval to the aforementioned has been obtained. Those terms include but are not limited to the following:

Waiver Period: 1. April 2011 — 30. Juni 2011

Dividend Payments: We understood from the Borrower that no Dividend payment will be made for the 2nd Qu. 2011

Waiver Fee: USD 8,500 flat, payable on the 12th August 2011 or such later date as the Lender may agree.  In case of finalization and documentation of the restructuring of the existing credit facility, the Waiver Fee shall be applicable towards the Upfront Fee mentioned in the Commitment Letter dated 15th July 2011 and thereby reduce the Upfront Fee payment respectively.

Borrowers Undertaking: The Borrower undertakes to place and/or maintain immediately after the signing of this Letter, in the accounts of Commerzbank a deposit equal to the next repayment instalment in the amount of USD 2,144 Mio. and with a maturity of three (3) months or such shorter period, but in any case such maturity shall be at least failing to the next repayment date of the Credit Facility.

All other terms and conditions shall remain unchanged.

We hope that the terms & conditions set out herein are acceptable for you, in which case we ask you to kindly confirm your acceptance of the terms and conditions by duly signing, dating & returning to us the executed version.

Kind regards

COMMERZBANK

/s/ Carlo Glaeser (Carlo Glaeser)	/s/ Kristin Rölver (Kristin Rölver)

Chairman of the Supervisory Board: Klaus-Peter Muller Board of Managing Directors: Martin Blessing (Vorsitzender/Chairman),
Frank Annuscheit, Markus Beumer, Achim Kassow, Jochen Kltisges, Michael Reuther, Stefan Schmittmann, Ulrich Sieber, Eric Struz, Martin Zielke
Commerzbank Aktiengesellschaft, Frankfurt am Main Registered Office: Frankfurt am Main Reg.No. 32000 VAT No. DE 114 103 514

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Page 2 8/1/2011

                                     Coc Global Shipping

Accepted on behalf of the Borrower and the Corporate Guarantors

/s/ George Skrimizeas Authorized Signatory George Skrimizeas	Athens, 1st August 2011 Place, Date

/s/ Maria Stefanou Authorized Signatory Maria Stefanou	Athens, 1st August 2011 Place, Date

SK 25744 0001 1276773